Exhibit 99.1

PRESS RELEASE

AnPac Bio Reports Fiscal Year 2020 Annual Financial Results (89.1% Increase in Revenue and 20.7% Decrease in Net Loss)

SAN JOSE, Calif., April 30, 2021 (GLOBE NEWSWIRE) — AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in China and the United States, announced today its annual financial results for the year ended December 31, 2020.

Financial Highlights for Fiscal Year 2020

•                  Total revenues were RMB20.5 million (US$3.1 million) in fiscal year 2020, an increase of 89.1% from RMB10.8 million (US$1.6 million) in fiscal year 2019.

•                  Gross margin was 62.8% in fiscal year 2020, an increase of 18.6% from 44.2% in fiscal year 2019.

•                  The average selling price (“ASP”) of CDA-based tests was RMB446 (US$68.4) in fiscal year 2020, increased by RMB248, or 125.3% from RMB198 in fiscal year 2019, primarily due to a broader product offering of more comprehensive multi-cancer detection tests at higher price points.

•                  Net loss decreased to RMB80.6 million (US$12.3 million) in fiscal year 2020 from RMB101.6 million in fiscal year 2019. The net loss in fiscal year 2020 was mainly attributable to RMB 19.7 million (US$ 3.0 million) selling and marketing expenses and RMB 74.8 million (US$ 11.5 million) general and administrative expenses.

•                  Short-term debt decreased significantly (a decrease of approximately 78.7%) compared to the end of last fiscal year (December 31, 2019).

Business Highlights for Fiscal Year 2020

•                  The Company successfully listed on the NASDAQ stock exchange on January 30, 2020.

•                  Two new products were launched, including a proprietary immunology test named AnPac Defense Medical Examination (“ADME”) and a new cancer test package named AnPac Pan Cancer Screening (“APCS”) combining CDA technology with ct-DNA methods.

•                  The Company continued to receive validation on the efficacy of CDA testing through clinical study follow-ups. As of December 31, 2020, AnPac Bio had contacted 22,979 individuals tested using CDA packages in China and received substantive feedback regarding health conditions and disease development from 13,859 individuals.

•                  As of December 31, 2020, the Company filed 237 patent applications globally; among these, 141 patents have been granted.

•                  The Company continued to build a cancer risk assessment database, which totaled approximately 216,560 samples as of December 31, 2020, including approximately 172,860 samples from commercial CDA-based tests and approximately 43,700 samples from research studies.

•                  The San Jose, California US lab received the College of American Pathologists (“CAP”) certification. The lab also has completed the validation of a COVID-19 antibody test using a major supplier’s FDA emergency use authorized equipment, and is capable of commercializing the test.

•                  The Philadelphia, Pennsylvania US lab completed renovations and in August 2020, the lab received CLIA certification.

Dr. Chris Yu, CEO and Chairman of AnPac Bio commented: “We are very pleased with our excellent financial performance in 2020. Although the COVID-19 pandemic adversely impacted businesses around the world over the last year, AnPac Bio still achieved significant growth in its revenues and gross margin while reducing its net loss by approximately 20.7%.  This illustrated the capabilities of Anpac Bio’s management team and also demonstrated that our technology and products are getting increased acceptance in the marketplace.

AnPac Bio developed two new products in 2020 which continue to gain traction with our customers. Our issued patents reached 141 at the end of 2020.  We are proud of what AnPac Bio has achieved in 2020. We will continue to focus on research and development, obtaining the Class III medical device registration certificate in China, marketing our test as a laboratory developed test, or LDT, in the U.S., launching new products, and controlling costs and expenses.

As we enter 2021, we are capitalizing on an expanding market and customer acceptance of AnPac’s products and services and are driven by our vision to be a market leader around the globe in early-stage cancer screening and detection. As we announced recently, we have achieved a record Q1 for paid CDA-based cancer test volume in 2021.”

Financial Results for Fiscal Year 2020

Revenue

Total revenues increased by 89.1% to RMB20.5 million (US$3.1 million) in fiscal year 2020 from RMB10.8 million (US$1.6 million) in fiscal year 2019, primarily due to a significant increase in our revenue from cancer screening and detection tests.

Cost of Revenues

Cost of revenues increased by 26.1% to RMB7.6 million (US$1.2 million) in fiscal year 2020 from RMB6.0 million in fiscal year 2019. The increase was primarily attributable to an increase in depreciation expense, as we put more CDA devices into use to carry out our CDA-based tests.

Gross Profit and Gross Margin

Gross profit increased by 168.5% to RMB12.9 million (US$2.0 million) in fiscal year 2020 from RMB4.8 million in fiscal year 2019. Gross margin was 62.8% in fiscal year 2020, an increase of 18.6 percentage points from 44.2% in fiscal year 2019.

Selling and Marketing Expenses

Selling and marketing expenses increased by 44.3% to RMB19.7 million (US$3.0 million) in fiscal year 2020 from RMB13.6 million in fiscal year 2019, primarily due to higher marketing expenses as a result of our enhanced marketing efforts.

Research and Development Expenses

Research and development expenses increased by 17.7% to RMB11.6 million (US$1.8 million) in fiscal year 2020 from RMB9.8 million in fiscal year 2019, primarily due to the increased research and development activities we conducted in 2020.

General and Administrative Expenses

General and administrative expenses increased by 8.2% to RMB74.8 million (US$11.5 million) in fiscal year 2020 from RMB69.1 million in fiscal year 2019, primarily due to increased listing-related professional fees as well as increased staff compensation incurred in 2020.

Net Loss

Net loss was decreased to RMB80.6 million (US$12.3 million) in fiscal year 2020, compared to RMB101.6 million in fiscal year 2019. Basic and diluted loss per share was RMB7.19 (US$1.10) in fiscal year 2020, compared to that of RMB11.31 in fiscal year 2019.

Balance Sheet

As of December 31, 2020, the Company had cash and cash equivalents of RMB3.0 million (US$462,000), compared to RMB6.1 million as of December 31, 2019.

Cash Flow

Net cash used in operating activities was RMB59.0 million (US$9.0 million) in fiscal year 2020, compared to RMB48.6 million in fiscal year 2019.

Net cash used in investing activities was RMB2.5 million (US$380,000) in fiscal year 2020, compared to RMB3.5 million in fiscal year 2019.

Net cash provided by financing activities was RMB60.9 million (US$9.3 million) in fiscal year 2020, compared to RMB46.1 million in fiscal year 2019.

Conference Call

The Company’s management will host an earnings conference call at 8:30 am US Eastern Time on April 30, 2021 (5:30 am US Pacific Time/8:30 pm Beijing Time) to discuss the financial results for the year ended December 31, 2020. To attend this earnings conference call, please use the information below for either dial-in access or webcast access. When prompted, please reference “AnPac Bio/ANPC”.

Conference Call
Date:	April 30, 2021
Time:	8:30 am ET, U.S.
United States: +1 888-346-8982

International Toll Free:	Mainland China: +86 400-120-1203

Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	AnPac Bio-Medical Science Co., Ltd.

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until May 7, 2021. The dial-in for the replay is +1 877-344-7529 within the United States or +1 412-317-0088 internationally. The replay access code is 10153699.

A live webcast of the call will also be available at https://services.choruscall.com/links/anpc210329.html.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 142 issued patents as of March 31, 2021. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory and one CLIA registered clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to Frost & Sullivan, AnPac Bio ranked third worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection, based on approximately 41,700 clinical samples as of December 31, 2019. AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:
Phil Case, Marketing and Investor Relations
Phone: +1-267-810-6776 (US)
Email: phil_case@AnPacbio.com

Investor Relations:
Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,125	3,016	462
Advances to suppliers	1,093	5,588	856
Accounts receivable, net	1,295	7,792	1,194
Amounts due from related parties	555	1,277	196
Inventories, net	313	312	48
Other current assets, net	12,790	3,303	506
Total current assets	22,171	21,288	3,262

Property and equipment, net	18,868	19,267	2,953
Land use rights, net	1,194	1,166	179
Intangible assets, net	5,200	4,596	704
Goodwill	2,223	2,223	341
Long-term investments, net	2,326	883	135
Other assets	1,000	464	71
TOTAL ASSETS.	52,982	49,887	7,645

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	38,568	8,232	1,262
Accounts payable	1,800	2,127	325
Advance from customers	2,450	3,682	564
Amounts due to related parties	4,597	4,130	633
Accrued expenses and other current liabilities	18,782	25,353	3,886
Total current liabilities	66,197	43,524	6,670

Deferred tax liabilities	1,134	1,045	160
Other long-term liabilities	1,575	2,041	313
TOTAL LIABILITIES.	68,906	46,610	7,143

Commitments and contingencies

Shareholders’ (deficit) equity:
Class A Ordinary shares ((US$0.01 par value per share; 70,000,000 shares authorized, 7,004,900 and 9,192,660 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	466	618	95
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 2,863,100 shares issued and outstanding as of December 31, 2019 and 2020)	191	191	29
Additional paid-in capital	257,736	354,295	54,298
Accumulated deficit	(276,476)	(356,951)	(54,705)
Accumulated other comprehensive income	2,110	4,795	735
Total AnPac Bio-Medical Science Co., Ltd. shareholders’ (deficit) equity	(15,973)	2,948	452
Non-controlling interests	49	329	50
Total shareholders’ (deficit) equity	(15,924)	3,277	502

TOTAL LIABILITIES AND EQUITY	52,982	49,887	7,645

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year Ended December 31
	2019	2020	2020
	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	10,381	18,445	2,827
Physical checkup packages, net	464	2,064	316
Total revenues	10,845	20,509	3,143

Cost of revenues, cancer screening	(6,047)	(7,628)	(1,169)

Gross Profit	4,798	12,881	1,974

Operating expenses:
Selling and marketing	(13,633)	(19,674)	(3,015)
Research and development	(9,839)	(11,576)	(1,774)
General and administrative	(69,088)	(74,757)	(11,457)
Impairment of long-term investments	(1,320)	(1,430)	(219)
Loss from operations	(89,082)	(94,556)	(14,491)

Non-operating income and expenses:
Interest expense, net	(2,609)	(1,143)	(175)
Foreign exchange loss, net	(3,219)	(667)	(102)
Share of net (loss) gain in equity method investments	190	(13)	(2)
Other income (expense), net	(1,823)	9,096	1,394
Change in fair value of convertible debt and settlement gain	(5,296)	6,630	1,016

Loss before income taxes	(101,839)	(80,653)	(12,360)
Income tax benefit	218	88	13
Net loss	(101,621)	(80,565)	(12,347)
Net loss attributable to non-controlling interests	(561)	(90)	(14)
Net loss attributable to ordinary shareholders	(101,060)	(80,475)	(12,333)

Loss per share
Class A and B Ordinary shares - basic and diluted	(11.31)	(7.19)	(1.10)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares - basic and diluted	8,937,600	11,190,079	11,190,079

Other comprehensive (loss) income, net of tax:
Fair value change relating to Company’s own credit risk on convertible loan	(955)	(108)	(17)
Foreign currency translation adjustment	2,978	2,793	428
Total comprehensive loss	(99,598)	(77,880)	(11,936)
Total comprehensive loss attributable to non-controlling interests	(561)	(90)	(14)

Total comprehensive loss attributable to ordinary shareholders	(99,037)	(77,790)	(11,922)